SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                 SCHEDULE TO-T/A
                                 (Rule 14D-100)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 23)

                           --------------------------
                         HALLWOOD REALTY PARTNERS, L.P.
                       (Name of Subject Company (Issuer))

                         High River Limited Partnership
                                 Barberry Corp.
                                  Carl C. Icahn
                      (Names of Filing Persons (Offerors))

                  Units Representing Limited Partner Interests
                         (Title of Class of Securities)

                                    40636T203
                      (CUSIP Number of Class of Securities)

                            Keith L. Schaitkin, Esq.
                            Associate General Counsel
                                Legal Department,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                            CALCULATION OF FILING FEE

Transaction Valuation*: $163,073,760         Amount of Filing Fee**:  $13,192.67

     * Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding units representing limited partner interests in Hallwood Realty Partners, L.P., including associated rights to purchase additional units under the Unit Purchase Rights Agreement dated as of November 30, 1990, as amended, between Hallwood Realty Partners, L.P. and EquiServe Trust Company, N.A., as rights agent, at a price per unit of $100.00 in cash, less the 235,000 units held by High River Limited Partnership. As of March 5, 2004, there were 1,593,948 units outstanding (based upon the Issuer's Form 10-K filing, filed with the Securities and Exchange Commission for the period ended December 31, 2003).

     ** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as supplemented by Securities Exchange Commission Fee Rate Advisory #11 for Fiscal Year 2003, equals .00008090 multiplied by the value of the transaction.

     /X / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $10,993.89          Filing Party: High River Limited
                                            Partnership, Barberry Corp. and
                                            Carl C. Icahn

Form or registration no.: Schedule TO-T     Date Filed: May 1, 2003

         /  /     Check the box if the filing relates solely to preliminary
                  communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         /x/      third-party tender offer subject to Rule 14d-1.

         / /      issuer tender offer subject to Rule 13e-4.

         / /      going-private transaction subject to Rule 13e-3.

         /x/      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                      COMBINED SCHEDULE TO AND SCHEDULE 13D

CUSIP No. 40636T203

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                  235,000

         8        SHARED VOTING POWER
                        0

         9        SOLE DISPOSITIVE POWER
                  235,000

         10       SHARED DISPOSITIVE POWER
                        0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  235,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.74%

14       TYPE OF REPORTING PERSON*
                  PN

                      COMBINED SCHEDULE TO AND SCHEDULE 13D

CUSIP No. 40636T203

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                        0

         8        SHARED VOTING POWER
                  235,000

         9        SOLE DISPOSITIVE POWER
                        0

         10       SHARED DISPOSITIVE POWER
                  235,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  235,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.74%

14       TYPE OF REPORTING PERSON*
                  CO

                      COMBINED SCHEDULE TO AND SCHEDULE 13D

CUSIP No. 40636T203

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                        0

         8        SHARED VOTING POWER
                  235,000

         9        SOLE DISPOSITIVE POWER
                        0

         10       SHARED DISPOSITIVE POWER
                  235,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  235,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.74%

14       TYPE OF REPORTING PERSON*
                           IN

     This Amendment No. 23 amends and supplements the Tender Offer Statement filed May 1, 2003 on Schedule TO, as amended May 15, 2003, May 23, 2003, May 28, 2003, June 11, 2003, June 27, 2003, July 2, 2003, July 29, 2003, August 8, 2003,
August 19, 2003, October 2, 2003, October 20, 2003, November 17, 2003, December 4, 2003, December 12, 2003, December 19, 2003, January 16, 2004, January 23,
2004,  February 3, 2004,  February 27, 2004,  March 23, 2004,  April 2, 2004 and
April 16, 2004 (the "Schedule TO"), relating to an offer by High River Limited Partnership, a Delaware limited partnership ("Purchaser") to purchase any and all of the outstanding limited partner units ("Units") in Hallwood Realty Partners, L.P., a Delaware limited partnership (the "Partnership") and the associated rights (the "Rights") to purchase additional Units under the Unit Purchase Rights Agreement, dated as of November 30, 1990, as amended, between the Partnership and EquiServe Trust Company, N.A., as rights agent, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2003 as amended by the Supplement to Offer to Purchase dated May 15, 2003 and the Supplement to Offer to Purchase filed with Amendment No. 2 (the "Offer Supplement") and in the related Letter of Transmittal, dated May 1, 2003, including the Instructions thereto, as it may be supplemented or amended from time to time, all as modified by press release dated August 19, 2003 filed with Amendment No. 9 and press release dated October 2, 2003 filed with Amendment No. 10.

     Unless otherwise stated below, the information set forth in the Schedule TO, including all schedules and annexes thereto, and the Offer Supplement is hereby expressly incorporated herein by reference in response to Items 1-9 and
Item 11 of this Amendment No. 23 to Schedule TO. You should read this Amendment No. 23 to Schedule TO together with the Schedule TO filed May 1, 2003, as amended May 15, 2003, May 23, 2003, May 28, 2003, June 11, 2003, June 27, 2003,
July 2, 2003, July 29, 2003, August 8, 2003,  August 19, 2003,  October 2, 2003,
October 20, 2003, November 17, 2003, December 4, 2003, December 12, 2003, December 19, 2003, January 16, 2004, January 23, 2004, February 3, 2004,
February 27, 2004, March 23, 2004, April 2, 2004 and April 16, 2004.

Item 10 is not applicable.

Item 12 is hereby amended and supplemented by adding the following exhibit:


         (a)(33) Press Release issued April 22, 2004




                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    HIGH RIVER LIMITED PARTNERSHIP
                                    By: Barberry Corp., its general partner



                                    /s/ Edward E. Mattner
                                    Name:  Edward E. Mattner
                                    Title:  Authorized Signatory


                                    BARBERRY CORP.


                                    /s/ Edward E. Mattner
                                    Name:  Edward E. Mattner
                                    Title:  Authorized Signatory



                                    /s/ Carl C. Icahn
                                    Carl C. Icahn


Date:  April 22, 2004

              [Signature Page to Schedule TO-T/A re tender offer for Hallwood
                             Realty Partners, L.P.]

                                                              Exhibit (a)(33)


              ICAHN UNIT ANNOUNCES EXTENSION OF EXPIRATION DATE OF
                     TENDER OFFER FOR HALLWOOD REALTY UNITS

     New York, New York, April 22, 2004. High River Limited Partnership ("High River"), an affiliate of Carl C. Icahn, announced today that it is extending the expiration date of its tender offer (the "Offer") for any and all of the limited partnership units ("Units") of Hallwood Realty Partners, L.P. (AMEX: HRY) (the "Partnership") until 5:00 pm, New York City time, on Friday, May 28, 2004, unless the Offer is extended to a later date and time.

     High River has reviewed the merger agreement with HRPT Properties Trust that was made available publicly on April 19, 2004. Because there are conditions to the closing of the proposed merger, High River believes it is appropriate to extend the expiration date of the Offer pending the closing of the merger.

     Approximately 63,397 Units have been tendered pursuant to the tender offer as of the close of business on April 21, 2004.

-------------------------------------------------------------------------------
                                     # # # #